May 31, 2019

Jeffrey Thompson
Chief Executive Officer
TimefireVR, Inc.
1607 Ponce de Leon Ave, Suite 407
San Juan, PR 00909

       Re: TimefireVR, Inc.
           Preliminary Information Statment on PRE 14C
           Filed May 24, 2019
           File No. 000-31587

Dear Mr. Thompson:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Preliminary Information Statement

General

1. It appears that the reverse stock split and name change proposals are necessary for you to complete your Share Exchange Agreement with Red Cat Propware, Inc. Please revise your information statement to provide all of the information required by
Item 14 of
      Schedule 14A including, if applicable, Item 11 and Item 13. Alternatively, tell us why you believe you are not required to provide some or all of this information in accordance with Note A of Schedule 14A.
 Jeffrey Thompson
FirstName LastNameJeffrey Thompson
TimefireVR, Inc.
Comapany NameTimefireVR, Inc.
May 31, 2019
Page 2
May 31, 2019 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Edwin Kim,
Attorney-Advisor, at (202) 551-3297 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Information
Technologies
                                                          and Services
cc:      Joe Lexague, Esq.